UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 30)1

CRACKER BARREL OLD COUNTRY STORE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

22410J106
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,737,794
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,737,794
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,737,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,737,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,737,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,737,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Steak n Shake Operations, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,737,794
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,737,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,737,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22410J106

The following constitutes Amendment No. 30 to the Schedule 13D filed by the undersigned (“Amendment No. 30”).  This Amendment No. 30 amends the Schedule 13D only as specifically set forth herein.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Lion Fund II, L.P. (“The Lion Fund II”) has entered into a pre-paid variable forward contract with respect to up to 1,250,000 shares of common stock of the Issuer (“Common Stock”), as described in Item 6 of this Amendment (the “Forward Contract”).

Subject to any restrictions or limitations described in Item 6 or contained in the agreements attached as Exhibits hereto, any or all of The Lion Fund II, Biglari Capital Corp. or Mr. Sardar Biglari may directly or indirectly purchase additional shares of Common Stock in the open market or in private transactions or sell or otherwise dispose of all or some of their shares of Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as described in Item 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The information set forth on the cover pages hereto is incorporated herein by reference.

(c) and (d) On April 4, 2014, Steak n Shake Operations, Inc. transferred 775,190 shares of Common Stock to The Lion Fund II as a capital contribution at the then-prevailing fair market value of $96.00 per share, and thereby ceased to be a beneficial owner of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 5, 2015, The Lion Fund II entered into the Forward Contract with a financial institution (the “Counterparty”) with respect to up to 1,250,000 shares (the “Number of Shares”) of Common Stock.  Pursuant to the terms of the Forward Contract, which is subject to an ISDA Master Agreement, the 2006 ISDA Definitions and the 2002 ISDA Equity Derivatives Definitions, The Lion Fund II received a prepayment of $135,095,500 on February 10, 2015 and delivered the Number of Shares to the Counterparty as collateral for The Lion Fund II’s obligations under the Forward Contract.

The Forward Contract is divided into 32 components, with scheduled valuation dates occurring between June 14, 2017 and September 19, 2017.  A preliminary payment from The Lion Fund II to the counterparty will be due on June 9, 2017 based on the volume-weighted average share price ("VWAP") on June 6, 2017 ("Initial Payment").  If the VWAP on June 6, 2017 is less than or equal to $131.32 (the "Floor Price"), then the Initial Payment will be equal to the June 6, 2017 VWAP times 1,250,000; if the June 6, 2017 VWAP is more than the Floor Price but less than or equal to $157.58 (the "Cap Price"), then the Initial Payment will be equal to the Floor Price times 1,250,000; and if the June 6, 2017 VWAP is greater than the Cap Price, then the Initial Payment will be equal to (1) 1,250,000 times (2) an amount equal to the Floor Price plus the amount by which the June 6, 2017 VWAP exceeds the Cap Price.  A true-up payment based on the VWAP for the valuation dates for the transaction (the "Valuation Dates"), occurring during the period beginning on June 14, 2017 and ending on September 19, 2017 ("Settlement Price") will be computed.  The Lion Fund II may elect to make delivery of shares three business days after each Valuation Date in lieu of a cash payment.  The Lion Fund II may elect to deliver cash or shares upon settlement on or prior to the fifth trading day prior to the first scheduled valuation date for the Forward Contract.

The foregoing description is qualified in its entirety by reference to the terms of the Forward Contract (which includes a master confirmation and a supplemental confirmation) and is attached as exhibits hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Master Confirmation entered into on February 5, 2015 among The Lion Fund II, L.P., JPMorgan Chase Bank, National Association, London Branch (by J.P. Morgan Securities LLC, as its agent), and JPMorgan Chase Bank, National Association, as collateral agent.*

99.2
Supplemental Confirmation entered into on February 5, 2015 among The Lion Fund II, L.P., JPMorgan Chase Bank, National Association, London Branch (by J.P. Morgan Securities LLC, as its agent), and JPMorgan Chase Bank, National Association, as collateral agent.

99.3	Joint Filing Agreement entered into on February 10, 2015 among The Lion Fund II, L.P., Biglari Capital Corp., Steak n Shake Operations, Inc. and Sardar Biglari.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission. Such portions have been omitted pursuant to a request for confidential treatment.

CUSIP NO. 22410J106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 2015
(Date)

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

STEAK N SHAKE OPERATIONS, INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI